Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

November 12, 2024

Confidential

Ms. Suying Li

Mr. Rufus Decker

Mr. Brian Fetterolf

Mr. Donald Field

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ENIGMATIG LIMITED
Response to the Staff’s Comments on
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted on September 17, 2024
CIK No. 0001982961

Dear Ms. Li, Mr. Decker, Mr. Fetterolf, Mr. Field:

On behalf of our client, ENIGMATIG LIMITED, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 10, 2024 on the Company’s Amendment No. 3 to draft registration statement on Form F-1 confidentially submitted on September 17, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

1

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 17, 2024

Consolidated Financial Statements

Note 4. Cash and cash equivalents, page F-16

1.	We read your response to prior comment 6. Excerpts from Tether’s terms of service state:

	●	The composition of the Reserves used to back Tether Tokens is within the sole control and at the sole and absolute discretion of Tether.
	●	In order to cause Tether Tokens to be issued or redeemed directly by Tether, you must be a verified customer of Tether. No exceptions will be made to this provision.
	●	Tether reserves the right to delay the redemption or withdrawal of Tether Tokens if such delay is necessitated by the illiquidity or unavailability or loss of any Reserves held by Tether to back the Tether Tokens, and Tether reserves the right to redeem Tether Tokens by in-kind redemptions of securities and other assets held in the Reserves.

You do not appear to be a verified customer of Tether. In addition, Tether has nonfinancial assets in its Reserves, such as precious metals, bitcoins and other investments that a customer could receive upon an in-kind redemption. Accordingly, it appears your USDT represents a non-financial asset. Please restate your financial statements and revise your disclosures surrounding USDT throughout the filing accordingly. Refer to ASC 350-30. Please also make arrangements with your auditors for them to revise their report to include an explanatory paragraph (immediately following the opinion paragraph), stating the previously issued financial statements have been restated for the correction of a misstatement and referencing the Note to the financial statements, where the restatement is described. Refer to paragraphs .09 and .16 of PCAOB AS 2820. Finally, revise your financial statements to label them as restated and provide the footnote disclosures required by ASC 250-10-50-7 through 50-11. In the restatement footnote, clearly disclose (a) the nature of the error and (b) the effect of the error correction by presenting the as originally reported amount, the error correction amount and the as restated amount for each financial statement line item that changed.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-4, F-7, F-9, F-10, F-16, F-17, F-25, F-28, F-33 and F-34 of the Revised Draft Registration Statement.

2

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectHeaven@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	Foo Chee Weng Desmond, Director and Chief Executive Officer, ENIGMATIG LIMITED
Teo Mingwen, Director and Chief Financial Officer, ENIGMATIG LIMITED
John P. Yung, Esq., Lewis Brisbois Bisgaard & Smith LLP

3